UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street
151 25, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the nine-month period ended September 30, 2013.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-190951) filed with the Securities and Exchange Commission on September 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 5, 2013	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips", the "Company" or "we" shall include DryShips Inc., its subsidiaries and its consolidated variable interest entities. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the "Commission") on March 22, 2013 and our Registration Statement on Form F-3ASR, filed with the Commission on September 3, 2013. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Nine-months ended September 30, 2013 compared to the nine-months ended September 30, 2012.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Nine-month period ended
	September 30,		Change
	2012	2013	Amount	%
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$215,121	$225,870	$10,749	5.0%
Service revenues, net	712,152	834,792	122,640	17.2%
	927,273	1,060,662	133,389	14.4%

EXPENSES:
Voyage expenses	18,310	74,634	56,324	307.6%
Vessels, drilling rigs and drillships operating expenses	455,292	443,024	(12,268)	(2.7)%
Depreciation and amortization	250,615	260,866	10,251	4.1%
Vessel impairment charge	-	43,490	43,490	-
Loss on sale of assets, net	1,001	-	(1,001)	(100.0)%
Contract termination fees and other	-	33,293	33,293	-
General and administrative expenses	106,475	127,578	21,103	19.8%
Legal settlements and other, net	(3,448)	5,166	8,614	249.8%
Operating income	99,028	72,611	(26,417)	(26.7)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(155,631)	(252,712)	(97,081)	62.4%
Interest income	3,163	8,866	5,703	180.3%
Gain/ (Loss) on interest rate swaps	(49,491)	11,840	61,331	123.9%
Other, net	1,399	4,728	3,329	238.0%
Total other expenses, net	(200,560)	(227,278)	(26,718)	13.3%

LOSS BEFORE INCOME TAXES	(101,532)	(154,667)	(53,135)	52.3%
Income taxes	(32,603)	(35,099)	(2,496)	7.7%

NET LOSS	(134,135)	(189,766)	(55,631)	41.5%
Less: Net (income)/loss attributable to non-controlling interest	17,207	(8,958)	(26,165)	(152.1)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(116,928)	$(198,724)	$(81,796)	70.0%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $48.4 million, or 26.0%, to $138.0 million for the nine-month period ended September 30, 2013, as compared to $186.4 million for the nine-month period ended September 30, 2012. A decrease of $58.1 million, or 31.2%, is attributable to lower hire rates during the nine-month period ended September 30, 2013, as compared to the corresponding period in 2012, which was partially offset by an increase of $6.4 million or 3.4% attributable to the increase in the average number of vessels by 1.3 vessels, with total voyage days increasing by 315 from 9,715 days to 10,030 days, during the nine-month period ended September 30, 2013, as compared to the nine-month period ended September 30, 2012. Amortization of above-market acquired time charters decreased by $3.3 million, or 1.8%, during the nine-month period ended September 30, 2013, as compared to the corresponding period in 2012, due to a smaller number of time charters being amortized during the nine-month period ended September 30, 2013, as compared to the corresponding period in 2012.

Tanker segment

Voyage revenues increased by $59.2 million, or 206.3%, to $87.9 million for the nine-month period ended September 30, 2013, as compared to $28.7 million for the nine-month period ended September 30, 2012. The increase is attributable to a larger fleet in the first nine months of 2013 comprised of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprised of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari) in the first nine months of 2012.

Offshore Drilling segment

Revenues from drilling contracts increased by $122.6 million, or 17.2%, to $834.8 million for the nine-month period ended September 30, 2013, as compared to $712.2 million for the nine-month period ended September 30, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Mylos which was added to the current fleet of the Company, amounting to $1.8 million and the Ocean Rig Athena which contributed $0.4 million due to recharges while under construction as agreed under contract terms. Moreover, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012, which contributed, in aggregate, $390.3 million of revenues during the nine-month period ended September 30, 2013, as compared to $286.5 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $153.7 million in  revenues during the nine-month period ended September 30, 2013, as compared to $168.8 million revenues during the same period in 2012. The Eirik Raude contributed an additional $54.3 million in revenues during the nine-month period ended September 30, 2013, as compared to the same period in 2012, which increase was offset by decreased revenues earned by the Leiv Eiriksson, during the nine month period ended September 30, 2013, amounting to $22.6 million less than the same period in 2012, due to  the Leiv Eiriksson's  mobilization and upgrade period. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2013, ranged approximately between $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2012, ranged approximately between $441,000 and $675,000. Revenues for the nine-month period ended September 30, 2012, include $24.6 million for loss of hire insurance recovery related to the Ocean Rig Corcovado.

Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $7.1 million, or 50.0%, to $21.3 million for the nine-month period ended September 30, 2013, as compared to $14.2 million for the nine-month period ended September 30, 2012. The increase in voyage expenses is due to the significant increase in bunkers expenses for the nine-month period ended September 30, 2013, as a result of the increase in the number of ballast trips performed within the period, which was partly offset by the lower hire rates as compared to the relevant period in 2012 that resulted in lower brokerage and address commissions.

Tanker segment

Voyage expenses increased by $49.3 million, or 1,202.4%, to $53.4 million for the nine-month period ended September 30, 2013, as compared to $4.1 million for the nine-month period ended September 30, 2012. The increase is attributable to a larger fleet in the first nine months of 2013 comprising of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), which operated mainly under voyage charters, as compared to a fleet comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Lipari and Petalidi) in the first nine months of 2012, which operated in commercial pools.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels operating expenses increased by $4.0 million, or 7.6%, to $56.7 million for the nine-month period ended September 30, 2013, as compared to $52.7 million for the nine-month period ended September 30, 2012. The increase is mainly due to the increase in crew expenses and in repairs and spares expenses.

Tanker segment

Vessels operating expenses increased by $7.6 million, or 62.8%, to $19.7 million for the nine-month period ended September 30, 2013, as compared to $12.1 million for nine-month period ended September 30, 2012. The increase is attributable to a larger fleet in the first nine months of 2013 comprising of ten vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi, Lipari, Alicante, Mareta and Bordeira), as compared to a fleet comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Lipari and Petalidi) in the first nine months of 2012.

Offshore Drilling segment

Operating expenses for drilling rigs and drillships decreased by $23.9 million, or 6.1%, to $366.6 million for the nine-month period ended September 30, 2013 compared to $390.5 million for the nine-month period ended September 30, 2012. The decrease in operating expenses was mainly due to the significant decrease of operating expenses of the Eirik Raude, the Leiv Eiriksson and the Ocean Rig Poseidon amounting to $35.4 million in aggregate  due to their mobilization and upgrades that took place during the first nine months of 2013. The total decrease was partly offset by the increase in the operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado, resulting in operating expenses of $179.3 million for the nine-month period ended September 30, 2013, as compared to $165.5 million during the same period in 2012 due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012 and the additional operating expenses relating to the Ocean Rig Mylos which was added to the Company's fleet amounting to $0.3 million.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense increased slightly by $1.0 million, or 1.4%, to $71.9 million for the nine-month period ended September 30, 2013, as compared to $70.9 million for the nine-month period ended September 30, 2012.

Tanker segment

Depreciation and amortization expense increased by $7.1 million, or 65.7%, to $17.9 million for the nine-month period ended September 30, 2013, as compared to $10.8 million for the nine-month period ended September 30, 2012. The increase is attributable to a larger fleet of depreciable vessels for the first nine months of 2013, as compared to the same period of 2012.

Offshore Drilling segment

Depreciation and amortization expense for the drilling units increased by $2.2 million, or 1.3%, to $171.1 million for the nine-month period ended September 30, 2013, as compared to $168.9 million for the nine-month period ended September 30, 2012. The increase in depreciation and amortization expense was mainly attributable to the depreciation expense of Ocean Rig Mylos which was added to the current fleet, amounting to $3.6 million as well as the increased depreciation of the Ocean Rig Mykonos and the Leiv Eiriksson amounting to $4.5 million in aggregate and the increase in the office depreciation expense by $0.1 million. This increase was partly offset by the decrease in depreciation expense of $6.2 million in aggregate related to the depreciation of the Ocean Rig Corcovado and the Eirik Raude. The depreciation expense charged for the Ocean Rig Poseidon and the Ocean Rig Olympia remained approximately the same for the nine-month period ended September 30, 2013, as compared to the corresponding period in 2012.

Vessel impairment charge

Drybulk Carrier segment

During the nine-month period ended September 30, 2013, we recorded an aggregate impairment loss of $43.5 million related to the sale of four of our newbuildings. No such loss was recorded during the relevant period in 2012.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Gain/(Loss) on sale of assets, net

Drybulk Carrier segment

Loss on sale of assets amounted to $1.0 million for the nine-month period ended September 30, 2012, due to the sale of three of our vessels Avoca, Padre and Positano. No assets sales were incurred in the relevant period in 2013.

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Gain on asset sales amounted to $0.04 million for the nine-month period ended September 30, 2012. No assets sales incurred in the relevant period in 2013.

Contract termination fees and other

Drybulk Carrier segment

During the nine-month period ended September 30, 2013, contract termination fees were $32.3 million related to the sale of four of our newbuildings. No such fees were recorded during the relevant period in 2012.

Tanker segment

During the nine-month period ended September 30, 2013, contract termination fees were $1.0 million related to the sale of two of our newbuildings tankers dated December 27, 2012. No such fees were recorded during the relevant period in 2012.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $6.8 million, or 17.3%, to $32.4 million for the nine-month period ended September 30, 2013, compared to $39.2 million for the nine-month period ended September 30, 2012. This decrease was mainly due to the decrease in stock-based compensation and consultancy fees.

Tanker segment

General and administrative expenses increased by $2.5 million, or 35.7%, to $9.5 million for the nine-month period ended September 30, 2013, compared to $7.0 million for the nine-month period ended September 30, 2012. The increase is attributable to the increase in management fees due to a larger fleet in the first nine months of 2013 comprising of ten vessels, as compared to a fleet comprising of seven vessels in the first nine months of 2012.

Offshore Drilling segment

General and administrative expenses increased by $25.4 million, or 42.1%, to $85.7 million for the nine-month period ended September 30, 2013, as compared to $60.3 million for the nine-month period ended September 30, 2012, due to the increased cost for the operation of the offices in Athens and Angola and increased consultancy fees.

Legal settlements and other, net

Drybulk Carrier segment

For the drybulk carrier segment, a gain of $0.8 million was realized for the nine-month period ended September 30, 2013, as compared to a gain of $8.0 million in the relevant period in 2012, mainly due to compensation received from charterers as a result of the earlier redelivery of a number of vessels during 2012

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

For the Offshore drilling segment, a loss of $6.0 million was realized for the nine-month period ended September 30, 2013, as compared to a loss of $4.5 million during the nine-month period ended September 30, 2012. The amount of $4.5 million (loss) in legal settlements for 2012 is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during 2012. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $4.8 million, or 6.7%, to $76.0 million for the nine-month period ended September 30, 2013, as compared to $71.2 million for the nine-month period ended September 30, 2012. The increase is mainly due to the write-off of fees paid for H1241 and H1242, our newbuilding hulls that were sold and delivered to their new owners during May and June 2013, respectively, amounting to $0.8 million and the increased amortization of $3.6 million of our convertible senior notes, compared to the corresponding period in 2012.

Tanker segment

Interest and finance costs increased by $6.9 million, or 492.9% to $8.3 million for the nine-month period ended September 30, 2013, as compared to $1.4 million for the nine-month period ended September 30, 2012. The increase is mainly due to increased finance costs resulting from higher average debt due to the delivery of the vessels Alicante. Mareta and Bordeira in the first quarter 2013.

Offshore Drilling segment

Interest and finance costs increased by $85.4, million, or 102.9%, to $168.4 million for the nine-month period ended September 30, 2013, as compared to $83.0 million for the nine-month period ended September 30, 2012. The increase is mainly due to the write off and breakage cost fees of $61.1 million for the loan associated with a higher level of debt during the nine-month period ended September 30, 2013, a higher average interest rate mainly attributed to the issuance of the senior secured notes during September 2012 and higher bank charges and commitment fees for the new syndicated loan of $1,900.0 million, as compared to the corresponding period of 2012.

Interest income

Drybulk Carrier segment

Interest income decreased by $0.2 million, or 7.14%, to $2.6 million for the nine-month period ended September 30, 2013, as compared to $2.8 million for the nine-month period ended September 30, 2012. The decrease was mainly due to a decreased average cash balance, as compared to 2012.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

Offshore Drilling segment

Interest income increased by $5.8 million, or 1,450.0%, to $6.2 million for the nine-month period ended September 30, 2013, compared to $0.4 million for the nine-month period ended September 30, 2012. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during 2013, as compared to 2012.

Gain/(Loss) on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $12.8 million, or 95.5%, to a loss of $0.6 million for the nine-month period ended September 30, 2013 as compared to losses of $13.4 million for the nine-month period ended September 30, 2012, due to more favorable movement of interest rates.

Tanker segment

Gains on interest rate swaps increased by $5.4 million, or 135% to $1.4 million for the nine-month period ended September 30, 2013, as compared to losses of $4.0 million for the nine-month period ended September 30, 2012. The gain for the nine-month period ended September 30, 2013, was mainly due to mark to market gains of outstanding swap positions.

Offshore Drilling segment

For the nine-month period ended September 30, 2013, the drilling segment incurred gains on interest rate swaps of $11.0 million, as compared to losses of $32.1 million for the nine-month period ended September 30, 2012, amounting to an increase by $43.1 or  134.3%. The gain for the nine-month period ended September 30, 2013, was mainly due to mark to market gains of outstanding swap positions.

Other, net

Drybulk carrier segment

Other, net amounted to a loss of $0.6 million for the nine-month period ended September 30, 2013, compared to a gain of $0.8 million for the nine-month period ended September 30, 2012, due to the sale of $18 million of senior notes of Ocean Rig in the relevant period in 2012.

Tanker segment

Other, net amounted to a loss of $0.1 million for the nine-month period ended September 30, 2013, as compared to a loss of $0.04 million for the nine-month period ended September 30, 2012.

Offshore Drilling segment

Other, net increased by $4.9 million, or 816.7% to a gain of $5.5 million for the nine-month period ended September 30, 2013, compared to a gain of $0.6 million for the nine-month period ended September 30, 2012. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $2.5 million, or 7.7%, to $35.1 million for the nine-month period ended September 30, 2013, compared to $32.6 million for the nine-month period ended September 30, 2012. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2013, we had cash and cash equivalents of $506.2 million and $172.3 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").

Our cash and cash equivalents increased by $164.2  million, or 48.0%, to $506.2 million as of September 30, 2013, compared to $342.0 million as of December 31, 2012 and our restricted cash decreased by $206.2 million, or 54.5%, to $172.3 million as of September 30, 2013, compared to $378.5 million as of December 31, 2012. The increase in our cash and cash equivalents was mainly due to the net proceeds of borrowings under our senior secured credit facilities amounting to $2,532.6 million in the aggregate, proceeds of $123.0 million, in connection with the sale of common shares of Ocean Rig UDW Inc., our majority-owned subsidiary ("Ocean Rig"), owned by us, the release of $206.2 million from restricted cash and cash generated from operations of $53.2 million, which were partly offset by loan repayments of $1,707.1 million and net payments of financing fees of $81.0 million, advances for vessels and drilling units under construction amounting to $255.2 million and $706.6 million, respectively, paid in connection with vessel and drilling rig acquisitions and improvements. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). As of September 30, 2013, the Company's current liabilities exceeded its current assets by $393.9 million, compared to a working capital deficit of $670.0 million as of December 31, 2012. The decrease in our working capital deficit by $276.1 million for the nine-month period ended September 30, 2013, is primarily due to the increase in the cash and cash equivalents and receivables and the decrease in the current portion of long term debt. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of September 30, 2013, we had total indebtedness of $5.4 billion under our senior secured credit facilities and senior secured and unsecured notes, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 11 of the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2012, filed with the Commission on March 22, 2013 and Note 9 of the unaudited interim condensed consolidated financial statements included herein.

Cash flow

Net cash provided by operating activities was $53.2 million for the nine-month period ended September 30, 2013. In determining net cash provided by operating activities for the nine-month period ended September 30, 2013, net loss was adjusted for the effects of certain non-cash items including $260.9 million of depreciation and amortization, $41.3 million of amortization and write-off of deferred financing costs, $32.2 million of amortization of deferred convertible senior debt costs and $8.1 million of non-cash stock based compensation expenses. In addition, for the nine-month period ended September 30, 2013, net loss was also adjusted for the effects of non-cash items, such as the gain in the change in the fair value of derivatives of $76.9 million and amortization of above market value acquired time charters of $8.0 million. Net loss was also adjusted for the impairment loss amounting to $43.5 million. The Company had net cash outflows from the changes in operating assets and liabilities of approximately $74.2 million for the nine-month period ended September 30, 2013. Net cash provided by operating activities was $213.7 million for the nine-month period ended September 30, 2012.

Net cash used in investing activities was $756.3 million for the nine-month period ended September 30, 2013. The Company made payments of $255.2 million for advances for vessels and drilling units under construction, $706.6 million for vessels and drilling rig acquisitions and improvements and 0.7 million for short term investments. These cash outflows were offset by the decrease of $206.2 million in the amount of cash deposits required by our lenders. Net cash used in investing activities was $177.1 million for the nine-month period ended September 30, 2012.

Net cash provided by financing activities was $867.4 million for the nine-month period ended September 30, 2013, consisting mainly of the borrowings of $2,532.6 million under our long-term credit facilities, the net proceeds of $123.0 million in connection with the sale of common shares of Ocean Rig owned by us and the refund of financing costs of $5.9 million, which were offset by $86.9 million in payments for financing costs and repayments of debt totaling $1,707.1 million under our long-term credit facilities. Net cash provided in financing activities was $330.1 million for the nine-month period ended September 30, 2012.

Financing activities

Long-term debt

As of September 30, 2013, we were in compliance with the financial covenants contained in our debt agreements relating to our offshore drilling fleet, but were in breach of certain financial covenants, mainly the interest coverage ratio, contained in our loan agreements relating to our drybulk and tanker fleets, referred to collectively as our shipping segment, under which a total of $710.7 million was outstanding as of September 30, 2013. Even though to date none of the lenders has declared an event of default under the loan agreements for which we were not in compliance as of September 30, 2013, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-acceleration and cross-default provisions contained in our bank facilities relating to our shipping segment, we have classified the indebtedness under our bank facilities relating to our shipping segment, amounting to $1.0 billion in the aggregate as of September 30, 2013, as current liabilities. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Financial Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on March 22, 2013.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend our existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our shipping segment, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our shipping segment, under which a total of $710.7 million was outstanding as of September 30, 2013. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Management expects that the lenders will not demand payment of the loans relating to our shipping segment under which we were in breach as of September 30, 2013, before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities. In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013.

On February 28, 2013, Ocean Rig entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, our seventh generation drillship delivered on August 19, 2013 and the Ocean Rig Skyros and the Ocean Rig Athena, two of our seventh generation drillships scheduled for delivery during the first quarter of 2014. In addition, during the nine months period ended September 30, 2013, the Company concluded two Memoranda of Agreement for the sale of its two Capesize newbuildings, H1241 and H1242, which were delivered to their new owners during May and June 2013, respectively and reduced its capital commitments by $71.0 million. In addition, during the nine-month ended September 30, 2013, the Company sold via novation its two Very Large Ore Carrier newbuildings scheduled for delivery during the fourth quarter 2013 and the first quarter 2014 and reduced its capital commitments by $95.0 million.

On August 30, 2013, Ocean Rig, signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the three drillships currently under construction at Samsung (Ocean Rig Skyros, Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to Ocean Rig in December of 2015. The project value price is estimated to be approximately $600 million. Ocean Rig is currently the beneficiary of a fixed price option of $550.0 million, exercisable at no extra cost and prior to November 30, 2013, for an additional drillship to be delivered in the first quarter of 2016.

As of September 30, 2013, we had $1.7 billion of remaining installment payments under our drybulk, tanker and drillship newbuilding contracts. We have not obtained financing for our four newbuilding Panamax and two newbuilding drillship. We plan to finance these capital expenditures, amounting to $986.5 million in the aggregate, with new debt or equity financing.

The annual principal payments required to be made after September 30, 2013, including balloon payments, totaling $5,374,266 due through May 2025 are as follows:

Twelve months ending	Total (in thousands)
September 30, 2014	$1,083,266
September 30, 2015	759,000
September 30, 2016	1,359,250
September 30, 2017	50,750
September 30, 2018	1,100,750
September 30, 2019 and thereafter	1,021,250
5,374,266
Less: Financing fees	(168,755)
Total debt	$5,205,511

 Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Developments

•
The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

•
On October 4, 2013, we entered into a sales agreement with Evercore Group L.L.C., in connection with an at-the-market offering for up to $200 million of our common shares. During October 2013, 5,891,234 common shares were issued and sold at an average share price of $3.51 per share pursuant to the at-the-market offering, resulting in net proceeds of $20.2 million, after deducting commissions.

•	On October 29, 2013, Ocean Rig agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for our ultra deepwater drillship Ocean Rig Skyros.

•
On October 30, 2013, we signed a Firm Summary of Terms and Conditions with HSH Nordbank, as Agent, for an amendment of certain terms under our $628.8 million Senior and Junior loan agreements dated March 31, 2006, as amended. Under the terms of this agreement, the lending syndicate led by HSH has agreed to apply the currently-pledged restricted cash of $55 million against the next five quarterly installments. In addition the lending syndicate has agreed to relax various financial covenants up till the end of 2014. This agreement is subject to definitive documentation which we expect to complete by the end of November 2013.

•	On November 4, 2013, the Ocean Rig Mylos, commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.

Significant Accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2012 filed with the Commission on March 22, 2013.

Changes in Accounting Policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2013.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

•
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

•	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;

•	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2012 and September 30, 2013 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,	September 30,
ASSETS	2012	2013

CURRENT ASSETS:
Cash and cash equivalents	$341,950	$506,209
Restricted cash	223,133	147,355
Trade accounts receivable, net of allowance for doubtful receivables of $14,685 and $8,685 at December 31, 2012 and September 30, 2013, respectively	174,985	254,267
Due from related parties (Note 4)	40,686	40,669
Other current assets (Note 5)	122,775	120,580
Total current assets	903,529	1,069,080

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and related costs (Note 6)	1,201,807	979,113
Vessels, net (Note 7)	2,059,570	2,279,960
Drilling rigs, drillships, machinery and equipment, net (Note 7)	4,446,730	5,093,044
Total fixed assets, net	7,708,107	8,352,117

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 10)	996	14,189
Restricted cash	155,375	25,000
Intangible assets, net	7,619	6,536
Above-market acquired time charter	19,575	11,528
Other non-current assets (Note 8)	83,290	98,899
Total other non-current assets	266,855	156,152
Total assets	$8,878,491	$9,577,349

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 9)	$1,102,085	$1,052,803
Accounts payable and other current liabilities	130,728	87,897
Accrued liabilities	177,114	183,845
Due to related parties (Note 4)	4,750	406
Deferred revenue	73,008	84,844
Financial instruments (Note 10)	85,844	53,136
Total current liabilities	1,573,529	1,462,931

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred financing costs (Note 9)	3,284,630	4,152,708
Financial instruments (Note 10)	63,096	32,108
Deferred revenue	71,815	87,004
Pensions	4,057	1,119
Other non-current liabilities	13,345	28,241
Total non-current liabilities	3,436,943	4,301,180

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and September 30, 2013; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2012 and September 30, 2013	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2012 and September 30, 2013; 424,762,244 shares issued and outstanding at December 31, 2012 and September 30, 2013 (Note 11)	4,247	4,247
Treasury stock; $0.01 par value; 11,000,000 and 21,000,000 shares at December 31, 2012 and September 30, 2013, respectively (Note 11)	(110)	(210)
Additional paid-in capital (Note 11)	2,837,525	2,798,579
Accumulated other comprehensive loss	(9,175)	(6,043)
Retained earnings/(Accumulated deficit)	13,973	(184,751)
Total Dryships Inc. stockholders' equity	2,846,460	2,611,822
Non-controlling interests (Note 17)	1,021,559	1,201,416
Total equity	3,868,019	3,813,238
Total liabilities and stockholders' equity	$8,878,491	$9,577,349

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2012	2013
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$215,121	$225,870
Service revenues, net	712,152	834,792
Total Revenues (Note 15)	927,273	1,060,662

EXPENSES:
Voyage expenses	18,310	74,634
Vessels, drilling rigs and drillships operating expenses	455,292	443,024
Depreciation and amortization	250,615	260,866
(Gain)/Loss on sale of assets	1,001	-
Vessel impairment charge (Note 6)	-	43,490
Contract termination fees and other	-	33,293
General and administrative expenses	106,475	127,578
Legal settlements and other, net (Note 13)	(3,448)	5,166
Operating income	99,028	72,611

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes ($22,195) accumulated other comprehensive reclassifications in 2012 for losses on previously designated cash flow hedges and gains on Senior Notes) (Note 14)	(155,631)	(252,712)
Interest income	3,163	8,866
Gain/(Loss) on interest rate swaps (Note 10)	(49,491)	11,840
Other, net	1,399	4,728
Total other expenses, net	(200,560)	(227,278)

LOSS BEFORE INCOME TAXES	(101,532)	(154,667)
Income taxes (Note 18)	(32,603)	(35,099)

NET LOSS	$(134,135)	$(189,766)

Less: Net (income)/loss attributable to non-controlling interest	$17,207	$(8,958)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(116,928)	$(198,724)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC COMMON STOCKHOLDERS (Note 16)	$(116,928)	$(198,737)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 16)	$(0.31)	$(0.52)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 16)	380,152,244	382,708,526

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2012	2013
- Net loss	$(134,135)	$(189,766)
Other comprehensive income/(loss:)
- Unrealized gain on Senior Notes	2,059	-
- Reclassification of gain associated with Senior Notes to Interest and finance costs	(709)	-
- Reclassification of losses on previously designated cash flow hedges to interest and finance costs	22,904	-
- Reclassification of losses on previously designated cash flow hedges associated with capitalized interest to depreciation and amortization	411	412
- Actuarial gains/(losses)	(553)	3,505
Total other comprehensive income	$24,112	$3,917
Total comprehensive loss	(110,023)	(185,849)
- Less: comprehensive (income)/loss attributable to non-controlling interests	9,626	(10,438)
Comprehensive loss attributable to Dryships Inc.	$(100,397)	$(196,287)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2012	2013
Net Cash Provided by Operating Activities	$213,730	$53,167

Cash Flows from Investing Activities:
Proceeds from sale of notes	18,709	-
Short-term investments	-	(663)
Vessels'/drilling rigs acquisitions, improvements and other fixed assets	(255,843)	(706,580)
Advances for vessel acquisitions/drillships under construction	(93,480)	(255,190)
Decrease in restricted cash	36,637	206,153
Proceeds from sale of assets	116,842	-
Net Cash Used in Investing Activities	(177,135)	(756,280)

Cash Flows from Financing Activities :
Proceeds from long-term debt	966,103	2,532,576
Principal payments and repayments of long-term debt	(786,711)	(1,707,148)
Net proceeds from sale in ownership interest of subsidiary	180,485	122,960
Payment of financing costs, net	(29,750)	(81,016)
Net Cash Provided by Financing Activities	330,127	867,372
Net increase in cash and cash equivalents	366,722	164,259

Cash and cash equivalents at beginning of period	251,143	341,950
Cash and cash equivalents at end of period	$617,865	$506,209

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling rig services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2. Significant Accounting policies:

Described below are the accounting standards that were adopted in the first nine months of 2013. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 22, 2013 (the "Consolidated Financial Statements for the year ended December 31, 2012"). There have been no material changes to these policies in the nine-month period ended September 30, 2013.

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income
Within the period the Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 3. Going concern

As of September 30, 2013, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants, mainly the interest coverage ratio, contained in the Company's loan agreements relating to $710,688 of the Company's debt, excluding deferred financing fees. Even though as of to date none of the lenders have declared an event of default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $1,024,266 as current liabilities (Note 9). As a result, the Company reported a working capital deficit of $393,851 at September 30, 2013.

In addition and as further discussed in Note 13, the Company's expected short term capital commitments to fund the construction installments under the shipbuilding contracts in the twelve-month period ending September 30, 2014, amount to $883,858. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending September 30, 2014, may not be sufficient to cover the Company's capital commitments. The Company expects to finance its capital commitments with cash on hand, operational cash flow and debt or equity issuances.

On February 28, 2013, the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig") completed a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena (Note 9). In addition, on February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips and received approximately $123,084 of net proceeds from the public offering (Note 11).

On July 12, 2013, Ocean Rig, entered into a $1.8 billion senior secured term loan facility and repaid in full amounts outstanding under Ocean Rig's $800.0 million secured term loan agreement and two $495.0 million senior secured credit facilities, amounting to approximately $1.6 billion in the aggregate (Note 9).

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. During October 2013, 5,891,234 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $20,245, after deducting commissions.

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:

	December 31, 2012	September 30, 2013
Balance Sheet
Due to related party – Cardiff Marine Inc.	$(2,080)	$(47)
Due to related party – Cardiff Drilling Inc.	-	(24)
Due to related party - Tri-Ocean Heidmar	(43)	(43)
Due to related party – Cardiff Tankers	(2)	(117)
Due to related party – Fabiana	(918)	-
Due to related party – Vivid	(1,707)	(175)
Due to related party – Total	(4,750)	(406)

Due from related party - TMS Bulkers	30,473	30,248
Due from related party - TMS Tankers	9,270	10,152
Due from related party - Sigma and Blue Fin pool	943	269
Due from related party – Total	40,686	40,669

Advances for vessels and drillships under construction – TMS Bulkers/ TMS Tankers, for the year/period	7,648	3,558
Vessels, drilling rigs, drillships, machinery and equipment, net - TMS Bulkers/ TMS Tankers, for the year/period	7,472	6,815
Trade Accounts Receivable – Accrued Receivables – Sigma and Blue Fin pools	818	291
Other current assets - Sigma and Blue Fin pool	2,658	521
Other non-current assets - Sigma and Blue Fin pool	$275	$-

	Nine-month period ended September 30,
Statement of Operations	2012	2013
Voyage Revenues - Sigma and Blue Fin pool.	$23,019	$4,950
Service Revenues, net – Cardiff/Cardiff Drilling	(4,143)	(7,209)
Voyage expenses - TMS Tankers	(354)	(1,078)
Voyage expenses - TMS Bulkers	(2,516)	(1,899)
Voyage expenses - Cardiff Tankers	(68)	(1,019)
Gain on sale of assets - commissions - TMS Bulkers	(1,180)	-
Contract termination fees and other	-	(23,048)

General and administrative expenses:
- Consultancy fees – Fabiana	(2,607)	(2,669)
- Consultancy fees – Vivid	(12,279)	(14,862)
- Consultancy fees - Azara	-	(4,375)
- Consultancy fees – Basset	(2,327)	(3,892)
- Management fees - TMS Tankers	(3,693)	(6,170)
- Management fees - TMS Bulkers	(19,901)	(20,452)
- Rent	(32)	-
- Amortization of DryShip's CEO stock based compensation	(9,480)	(5,827)
- Amortization of Ocean Rig's CEO stock based compensation	$-	$(1,026)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers" and together with TMS Bulkers, the "Managers" ). The Managers are beneficially owned by George Economou.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, in the same amount as the fee that was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($2,028 based on the Euro/U.S. Dollar exchange rate at September 30, 2013) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($2,089 based on the Euro/U.S. Dollar exchange rate at September 30, 2013).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $676 based on the Euro/U.S. Dollar exchange rate at September 30, 2013) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,299 based on the Euro/U.S. Dollar exchange rate at September 30, 2013), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($2,368 based on the Euro/U.S. Dollar exchange rate at September 30, 2013).

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the Company's ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

In the event of a change of control of the Company's ownership the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:

Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros are settled on the basis of the average U.S. Dollar rate on the invoice date.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company's majority-owned subsidiary, Ocean Rig. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, the Company paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Effective January 1, 2013, the Company terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig and Cardiff Drilling Inc. ("Cardiff Drilling" formerly known as Cardiff Oil & Gas Management), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, on the same terms and conditions as in the previous Global Services Agreement between the Company and Cardiff, except that under the New Global Services Agreement, Ocean Rig is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and $0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips Inc.

For the nine-month period ended September 30, 2012, the Company incurred a cost of $4,143 and $56, as fees relating to the Global Services Agreement regarding employment arrangements and sale and purchase activities, respectively. For the nine-month period ended September 30, 2013, the Company incurred a cost of $7,209 and $3,927, as fees relating to the New Global Services Agreement regarding employment arrangements and sale and purchase activities respectively. Such fees, for both periods, are included in "Service revenue, net" in the unaudited interim condensed consolidated statement of operations and capitalized as a component of “Advances for drillships under construction”, respectively.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

George Economou: As the Company's Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, with a 14.8% shareholding, George Economou has the ability to exert influence over the operations of the Company. In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips that was completed on April 17, 2012 (Note 11). During March 2013, the Company accepted an offer from a company affiliated with Mr. George Economou for the sale of two Very Large Ore Carriers (VLOC) newbuildings (Note 6).

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

During 2010, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.7 million based on the Euro/U.S. Dollar exchange rate at September 30, 2013).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Fabiana Services S.A. - continued:

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable to Fabiana for the provision of the services of the Company's Chief Executive Officer during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015 respectively.

Azara Services S.A.: Under the Consultancy Agreement entered on September 9, 2013 and effective from January 1, 2013, between Ocean Rig and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of  George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500. For the nine month period ended September 30, 2013, the Company incurred costs of $4,375, including a sign on bonus of $2,500. On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

Basset Holdings Inc.: Under the Consultancy Agreement effective from June 1, 2012, between Ocean Rig and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate at September 30, 2013). On August 20, 2013 the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Antony Kandylidis for Executive Vice President's services.

For the nine month period ended September 30, 2012, the Company incurred costs of $2,327, including a sign on bonus of Euro 1.5 million ($1.9 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2012) related to this agreement. For the nine month period ended September 30, 2013, the Company incurred costs of $3,892 (including a cash bonus of $3,000) related to this agreement.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and (ii) at any time by the mutual agreement of the parties.

Effective January 1, 2013, the Company, amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between the DryShips Inc. and Vivid is in effect for the Company's tanker and drybulk shipping segments only.

Effective January 1, 2013, Ocean Rig Management entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

 Lease Agreement: The Company leased office space in Athens, Greece from a son of George Economou until December 31, 2012.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: As of September 30, 2013, the Aframax tanker Calida operated in the Sigma Tanker Inc. pool ("Sigma"). The pooling agreement of the tanker Calida with the Sigma was terminated in October 2013. Three of the Suezmax tankers, Vilamoura, Lipari and Petalidi, operated in the Blue Fin Tankers pool ("Blue Fin") until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, March 2013 and November 2012, respectively. The Aframax tankers Saga, Daytona, and Belmar operated in the Sigma tanker pool until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012 and January 2013, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou is a member of the Board of Directors of Heidmar Inc.

 5. Other current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2012	September 30, 2013
Inventories	$29,272	$20,530
Deferred mobilization expenses	46,407	60,445
Prepayments and advances	18,220	25,143
Swap cash collateral	8,000	3,000
Other	20,876	11,462
	$122,775	$120,580

6. Advances for vessels and drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2012.

The movement of the account during the nine-month period ended September 30, 2013, was as follows:

September 30, 2013

Balance at December 31, 2012	$1,201,807
Advances for vessels/drillships under construction and related costs	852,007
Vessels' impairment charge	(43,490)
Vessels/drillships delivered	(1,031,211)
Balance at September 30, 2013	$979,113

On January 8, 2013, January 15, 2013 and January 31, 2013, the Company took delivery of its newbuilding tankers Alicante, Mareta and Bordeira, respectively. On May 23, 2013 and June 18, 2013, the Company took delivery of its newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Advances for vessels and drillships under Construction and related costs-continued:

On March 26, 2013, the Company concluded two Memoranda of Agreements for the sale of two Capesize newbuildings, Hull 1241 and Hull 1242, for a sale price of $71,000 in the aggregate. An impairment loss of $31,617 in the aggregate, was recognized as a result of the reduction of the vessels' carrying amount to their fair value. In addition, an amount of $10,245 related to this agreement has been paid and included in "Contract termination fees and other" in the unaudited interim condensed consolidated financial statements. On May 23, 2013 and June 17, 2013, Hull 1241 and Hull 1242, were delivered to their new owners, respectively.

During March 2013, the Company accepted an offer from an entity affiliated with George Economou (Note 4) for the novation of the shipbuilding contracts of two VLOC under construction, Hull 1239 and Hull 1240, scheduled for delivery during the fourth quarter 2013 and the first quarter 2014, respectively. An impairment loss of $11,873 in the aggregate, was recognized, as a result of the reduction of the vessels carrying amount to their fair value. In addition, due to the novation agreements, which were signed on April 17, 2013, an amount of $18,305 has been paid and included in "Contract termination fees and other" in the unaudited interim condensed consolidated financial statements.

On August 19, 2013, the Company's majority owned subsidiary, Ocean Rig, took delivery of its newbuilding drillship Ocean Rig Mylos.

On August 30, 2013,  Drillship Santorini Owners Inc., a wholly owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, signed a contract to construct a 7th generation ultra deepwater drillship at Samsung Heavy Industries. This 7th generation drillship is a sister ship to the three drillships currently under construction at Samsung (Ocean Rig Skyros, Ocean Rig Athena and Ocean Rig Apollo), and is scheduled to be delivered to Ocean Rig in December of 2015. The project value price is estimated to be approximately $600 million. Ocean Rig is currently the beneficiary of a fixed price option of $550 million, exercisable at no extra cost and prior to November 30, 2013, for an additional drillship to be delivered in the first quarter of 2016.

7. Vessels, drilling rigs, drillships, machinery and equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:
	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$2,562,411	$(502,841)	$2,059,570
Additions/transfers from vessels under construction	310,047	-	310,047
Depreciation	-	(89,657)	(89,657)
Balance, September 30, 2013	$2,872,458	$(592,498)	$2,279,960

Drilling rigs, drillships, machinery and equipment:
	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2012	$5,021,508	$(574,778)	$4,446,730
Additions/transfers from drillships under construction	816,035	-	816,035
Depreciation	-	(169,721)	(169,721)
Balance September 30, 2013	$5,837,543	$(744,499)	$5,093,044

As of September 30, 2013, all of the Company's operating vessels, drilling rigs and drillships, except the vessel Saldhana, have been pledged as collateral to secure the bank loans and Ocean Rig's 6.5% senior secured notes (Note 9).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non-current assets:

The amounts in the accompanying consolidated balance sheets are as follows:

	December 31, 2012	September 30, 2013
Deferred mobilization expenses	$53,615	$60,275
Deferred finance costs	-	15,049
Swap cash collateral	550	550
Other	29,125	23,025
Total	$83,290	$98,899

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2012	September 30, 2013
5% Convertible Senior Unsecured Notes	$700,000	$700,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	500,000
6.5% Drill Rigs Senior Secured Notes	800,000	800,000
Loan Facilities - Drybulk Segment	716,354	715,873
Loan Facilities - Tanker Segment	224,985	308,393
Loan Facilities - Drilling Segment	1,607,500	2,350,000
Less: Deferred financing costs	(162,124)	(168,755)
Total debt	4,386,715	5,205,511
Less: Current portion	(1,102,085)	(1,052,803)
Long-term portion	$3,284,630	$4,152,708

Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes") in November 2009 and April 2010, respectively (collectively, the "Convertible Senior Notes" or the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. As of December 31, 2012 and September 30, 2013, the share borrower returned an aggregate of 11,000,000 and 21,000,000, respectively, of the above-referenced loaned shares to the Company, which were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2012 and September 30, 2013.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

The fair value of the outstanding loaned shares as of December 31, 2012 and September 30, 2013, was $40,160 and $53,454, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement during the nine-month periods ended September 30, 2012 and 2013, was $2,233 and $2,225, respectively, and is included in "Interest and finance costs." The unamortized balance as of December 31, 2012 and September 30, 2013, was $5,707 and $3,482, respectively.

Effective September 19, 2011, the applicable conversion price of the Notes changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig common stock held by the Company. Since the Company's stock price was below the Notes conversion price of $6.9 as of September 30, 2013, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations For the nine-month periods ended September 30, 2012 and 2013, was $54,885 and $58,458, respectively, of which $28,635 and $32,208, respectively, are non-cash amortization of the discount on the liability component and $26,250 and $26,250, respectively, are the contractual interest paid semi-annually at a coupon rate of 5% per year. At December 31, 2012 and September 30, 2013, the net carrying amount of the liability component and unamortized discount were $610,969 and $643,178, respectively, and $89,031 and $56,822, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "OCR UDW Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of Ocean Rig's existing and future unsecured senior indebtedness.

The OCR UDW Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies OCR UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with notional amount of $57,000 resulting in a gain of $1,406. During the period from March 15, 2012 to March 30, 2012, the remaining $18,000 of senior unsecured notes were also sold to third parties with a notional amount of $18,000 resulting in a gain of $709.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Ocean Rig's 6.5% senior secured notes due 2017

On September 20, 2012, Ocean Rig's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. Ocean Rig used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Notes are fully and unconditionally guaranteed by Ocean Rig and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with Ocean Rig, the "Guarantors").

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (from October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Notes.

Term bank loans/credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between March 2015 and May 2025. Interest rates on the outstanding loans as at September 30, 2013, are based on LIBOR plus a margin, except for an amount of $1,900,000, from the loan facilities which is based on a fixed rate.

On September 27, 2012, the Company entered into two supplemental agreements relating to the credit facility dated March 31, 2006, to cure a shortfall in the security cover ratio and pledged 7,800,000 of its shares of Ocean Rig as additional security. On June 21, 2013, the Company signed an amendment and extended the pledge of the above shares from June 30, 2013 to September 16, 2013. On September 9, 2013, the Company signed a second amendment to further extend the pledge of the above shares from September 16, 2013 to November 15, 2013.

On October 24, 2012, the Company entered into a secured term bank loan of up to $107,669 to partially finance the construction costs relating to the newbuilding tankers Alicante, Mareta and Bordeira which were delivered in January 2013. The facility bears interest at LIBOR plus a margin and is repayable in twenty-four semi-annual installments. During January 2013, the Company drew an amount of $100,856, to finance the delivery installment of the above three tankers.

On February 28, 2013, Drillships Ocean Ventures Inc., a majority owned subsidiary and Ocean Rig's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1,350,000 to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement is comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of each drillship. The Commercial Facilities mature five years after the first repayment date while the Eksportkreditt GIEK Facilities and Kexim Facilites mature five or eleven years after the first repayment date at the lenders option. In connection with this loan, Ocean Rig paid $22.4 million as loan origination fees, which have been classified in other non-current assets at the date of the transaction. On August 20, 2013, Ocean Rig drew down an amount of $450,000 under the above facility in connection with Ocean Rig Mylos delivery.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Under the agreement, Ocean Rig may only pay dividends or make other distributions in respect of its capital stock under the $1,350,000 secured term loan facility in an amount of up to 50% of net income of each previous financial year, provided in each case that Ocean Rig UDW maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment

On March 15, 2013, the Company reached an agreement with a far eastern shipyard for a $12,500 sellers credit to the Company.  This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at 3% per annum. The Company agreed to provide a pledge of 1,602,500 shares in Ocean Rig that the Company owns, which pledge will be automatically released upon repayment of credit. During March 2013, the Company drew the total amount of $12,500 which is included in "Other non-current liabilities" in the unaudited interim consolidated balance sheet as of September 30, 2013.

In April 2013, Ocean Rig requested from Deutsche Bank Luxembourg SA and the lender accepted, to waive certain clauses of the loan agreements to amongst others, withdraw certain minimum cash requirements. Moreover, in June 2013, the Company requested from Nordea Finland Plc. its consent to reduce the notification days for the voluntary prepayment.

On July 12, 2013,  Ocean Rig, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances and the third quarter of 2016. The Term Loans are initially guaranteed by Ocean Rig and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by Ocean Rig to repay in full amounts outstanding under Ocean Rig's $800,000 secured term loan agreement and the two $495,000 senior secured credit facilities, amounting to $1,519,168 in aggregate The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $23.3 million was written off upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Inc entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in a principal amount of $100,000.

On August 1, 2013, the Company entered into two supplemental agreements relating to two term bank loans dated October 5, 2007 and March 13, 2008, respectively, to amend certain terms and cure a shortfall in the security cover ratio, and pledged an aggregate of 5,450,000 of its shares of Ocean Rig as additional security under the loans. The share pledge expires on December 31, 2013.

On August 30, 2013, Ocean Rig signed a supplemental agreement to amend certain provisions in its $1,350,000 secured term loan facility dated February 28, 2013. Under the terms of the agreement, the existing dividend restriction of up to 50% of preceding fiscal year net income amended to apply on a cumulative basis from July 1, 2013 onwards (50% of cumulative net income and 100% of cumulative losses) and include a carve-out to pay additional dividends up to the higher of (i) $150,000 and (ii) 5% of Ocean Rig's net tangible assets. Furthermore, the minimum interest coverage ratio requirement will be 2.0 times until June 30, 2015 and the maximum leverage ratio will be 6.5 times until June 30, 2014, 6.0 times until December 31, 2014 and 5.5 times until June 30, 2015.

On October 30, 2013, the Company signed a firm summary of terms and conditions for an amendment of certain terms under the Company's $628.8 million credit facility dated March 31, 2006, as amended. Under the terms of this agreement, the lending syndicate has agreed to apply the currently-pledged restricted cash of $55 million against the next five quarterly installments. In addition the lending syndicate has agreed to relax various financial covenants up till the end of 2014. In addition, among other things, the Company has agreed to pledge up to the end of 2014 an amount of shares of Ocean Rig to remedy the shortfall in the loan-to-value ratio covenant. This agreement is subject to definitive documentation.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2012 and September 30, 2013, were $189,389 and $900,000, respectively. As of September 30, 2013, the Company is required to pay, on a quarterly basis, a commitment fee of 1.40%, per annum of its undrawn portion of the line of credit. The weighted-average interest rates on the above outstanding debt were 6.02% for the nine-month period ended September 30, 2012 and 6.53% for the nine-month period ended September 30, 2013.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

The above loans and secured notes are secured by a first priority mortgage over the Company's vessels, rigs and drillships, corporate guarantees, a first priority assignment of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The Company's secured loan agreements contain certain operating and negative covenants, which may limit the ability of the Company and its subsidiaries to, without the lender's prior consent, change the flag, class, management or ownership of the vessels and drillships mortgaged under such facilities, incur additional indebtedness, create or permit to exist liens on the assets of the Company or its subsidiaries, make loans, make investments or capital expenditures, change the general nature of the Company's business and undergo a change in ownership or control.

In addition, some of the vessels' owning companies are not permitted to pay any dividends to DryShips, nor is DryShips permitted to pay dividends or make other distributions in respect of its common shares to its shareholders, without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including minimum working capital requirements.

As of September 30, 2013, the Company was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements relating to its shipping segment. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of September 30, 2013, the Company was in breach of certain financial covenants, mainly the interest coverage ratio, contained in the Company's loan agreements relating to its shipping segment, under which a total of $693,188was outstanding as of September 30, 2013 (Note 3). As a result of this non-compliance and of the cross default provisions contained in all of the Company's bank loan agreements relating to its shipping segment and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans relating to its shipping segment that were in breach as of September 30, 2013, amounting to $1,024,266, as current at September 30, 2013.

As of September 30, 2013, the Company was in compliance with all the financial covenants contained in its debt agreements relating to its drilling segment.

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the nine-month periods ended September 30, 2012 and 2013, amounted to $162,949 and $217,489, respectively. These amounts net of capitalized interest of $41,791 and $53,010, for the nine-month periods ended September 30, 2012 and 2013, respectively, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The annual principal payments required to be made after September 30, 2013, including balloon payments, totaling $5,374,266 due through May 2025 are as follows:

September 30, 2014	$1,083,266
September 30, 2015	759,000
September 30, 2016	1,359,250
September 30, 2017	50,750
September 30, 2018	1,100,750
September 30, 2019 and thereafter	1,021,250
Total principal payments	5,374,266
Less: Deferred finance costs and equity component of notes	(168,755)
Total debt	$5,205,511

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statements of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. All of the Company's derivative transactions are entered into for risk management purposes.

As of September 30, 2013, the Company had outstanding 33 interest rate swap agreements of $3.4 billion notional amount, maturing from September 2014 through November 2017.

As of December 31, 2012 and September 30, 2013, security deposits of $8,000 and $3,000 respectively were provided as security by the Company (Note 5). These amounts are expected to be released upon the delivery of Ocean Rig Skyros which is expected to be delivered during the first quarter of 2014.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the consolidated balance sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2012 Fair value	September 30, 2013 Fair value
Interest rate swaps	Financial Instruments non-current assets	$996	$14,189
Interest rate swaps	Financial Instruments current liabilities	(85,844)	(53,136)
Interest rate swaps	Financial Instruments non-current liabilities	(63,096)	(32,108)
Total derivatives		$(147,944)	$(71,055)

During the nine-month periods ended September 30, 2012 and 2013, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statement of operations were $23,315 and $412, respectively. The estimated net amount of existing losses at September 30, 2013, that will be reclassified into earnings within the next twelve months related with previously designated cash flow hedges is $548.

		Amount of Gain/(Loss)
		Nine-month period ended September 30,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2012	2013
Interest rate swaps	Gain/(Loss) on interest rate swaps	$(49,491)	$11,840
Total		$(49,491)	$11,840

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

outstanding loan balance which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities.The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes, Drill Rigs Notes and loan at September 30, 2013, are approximately $685,951, $530,000, $825,664 and $1,962,980, respectively, compared to a carrying amount net of financing fees of $637,095, $493,339 $783,583 and $1,841,207, respectively.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2013	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$14,189	$-	$14,189	$-
Interest rate swaps - liability position	(85,244)	-	(85,244)	-
Total	$(71,055)	$-	$(71,055)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets held and used	-	(71,000)	-	(43,490)
Total	-	(71,000)	-	(43,490)

In accordance with the provisions of relevant guidance, four newbuildings with a carrying amount of $43,490 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $43,490, which was included in the accompanying consolidated statement of operations for the nine-month period ended September 30, 2013 (Note 6).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 11. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers to the Non-controlling Interest:

The following table represents the effects of changes in DryShips ownership interest in Ocean Rig on the equity attributable to the shareholders of DryShips

	Nine-month period ended September 30,
	2012	2013

Net loss attributable to DryShips Inc.	$(116,928)	$(198,724)
Transfers to the non-controlling interest:
Decrease in Dryships equity for reduction in subsidiary ownership	(81,760)	(45,418)
Net transfers to the non-controlling interest	(81,760)	(45,418)
Net loss attributable to DryShips and transfers to the non-controlling interest	$(198,688)	$(244,142)

Issuance of common shares

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated as of October 4, 2013. During October 2013, 5,891,234 common shares were issued and sold pursuant to the at-the-market offering, resulting in net proceeds of $20,245, after deducting commissions.

Sale of Ocean Rig shares

On April 17, 2012, the Company completed a public offering of an aggregate of 11,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $180,485 of net proceeds from the public offering. The net assets of Ocean Rig as of April 17, 2012, amounted to $3,003,954. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests which amounted to $81,760 was recognized in equity attributable to the controlling interest.

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $123,084 of net proceeds from the public offering. The net assets of Ocean Rig as of February 14, 2013, amounted to $2,950,992. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests, which amounted to $45,418, was recognized in equity attributable to the controlling interest.

Treasury stock

During September 2011, April 2012 and January 2013, the share borrower described in Note 9 returned to the Company an aggregate of 21,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

Repurchase program

On December 6, 2011, Ocean Rig announced that its board of directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 9). Ocean Rig's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of September 30, 2013, Ocean Rig had not purchased any common shares or unsecured notes under the program described above.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan:

DryShips

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's board of directors amended the Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for the provision of Chief Executive Officer services during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share.

As of September 30, 2013, 3,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of September 30, 2013, 10,000 of these shares have vested.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and 333,333 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share.

A summary of the status of the Company's non vested shares as of December 31, 2012 and movement during the nine-month period ended September 30, 2013, is presented below. There were no shares forfeited in 2013.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2012	6,005,000	$5.50
Granted	1,000,000	2.01
Vested	(333,334)	2.01
Balance September 30, 2013	6,671,666	$5.15

As of December 31, 2012 and September 30, 2013, there was $19,725 and $15,902, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of six years.

The amounts of $9,498 and $5,834 representing stock based compensation expense are recorded in "General and administrative expenses", in the accompanying consolidated statement of operations for the nine-month period ended September 30, 2012 and 2013, respectively. The total fair value of shares vested during the nine-month period ended September 30, 2012 and 2013, was $0.3 and $670, respectively.

Ocean Rig UDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 of Ocean Rig's shares of non-vested common stock to officers and key employees of Ocean Rig, as a bonus for their services rendered during 2011. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

On March 21, 2012, Ocean Rig's board of directors approved the 2012 Equity Incentive Plan (the "Ocean Rig Plan") and reserved a total of 2,000,000 common shares. Under the Ocean Rig Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares were awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

As of December 31, 2012, 2,500 shares have vested, while 77,150 shares were forfeited due to employees' resignations.

On May 16, 2013, Ocean Rig's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013 relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015 respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2012 and movement during the nine-month period ended September 30, 2013, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2012	73,500	$16.40
Granted	342,400	17.19
Vested	(62,500)	17.26
Balance September 30, 2013	353,400	$17.01

As of December 31, 2012 and September 30, 2013, there was $633 and $4,308, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of two years. An amount of $2,274 represents the stock based compensation expense for the period and is recorded in "General and administrative expenses", in the accompanying consolidated statement of operations for the nine-month period ended September 30, 2013. The total fair value of shares vested during the nine-month period ended September 30, 2013, was $1,079.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitment and contingencies:

13.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price.

As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against certain of the Company's current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The Plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the Plaintiff sent a letter requesting the Company's board to take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the Plaintiff's request. The relevant investigation has been completed and the Special Committee unanimously recommended to the board that the Plaintiff's demand letter be rejected. Following the Special Committee's recommendation, the Board authorized the Special Committee to respond to the Plaintiff that the relevant demand has been rejected. The relevant letter was sent to Plaintiff on February 20, 2013. On May 29, 2013, Mr. Rosenquist sent a letter to the Company demanding that the Company produce certain books and records concerning the Board's rejection of the demand contained in Mr. Rosenquist's letter of December 7, 2011.  The Company rejected this request for books and records on June 6, 2013.  Mr. Rosenquist sent another letter to the Company on July 22, 2013, again demanding that the Company produce certain books and records concerning the Board's rejection of the demand contained in Mr. Rosenquist's letter of December 7, 2011.  On August 2, 2013, the Company responded to Mr. Rosenquist's July 22, 2013 request with a copy of some of the documents requested. On August 13, 2013, Mr. Rosenquist again sent another letter to the Board to demand additional books and records. The attorneys acting for Rosenquist have disputed the compliance by the Company and relevant exchanges are expected to follow.

The vessels Capri, Capitola and Samatan, were on long-term time charters to Korea Lines Corp ("KLC"), pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008, (the "Original Charterparties") per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC's application was approved by the Seoul Court and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties and, (ii) damages and loss caused by the early termination of the Original Charterparties. During 2012, the New Charterparties, were terminated on agreed terms.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

    13. Commitment and contingencies-continued:

13.1 Legal proceedings - continued:

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period from 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.4 million during the period ended September 30, 2012, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013 the Company reached a commercial agreement out of court with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated 11 September 2013 was entered and relevant claim filed in the High Court in London, U.K. was dropped.the parties are currently finalizing the terms of such settlement. In this respect, the Company recorded a charge of $6.0 million during the nine month period ended September 30, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

13.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2013:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$124,440	$100,640	$23,800	$-
Drillship shipbuilding contracts	1,593,318	783,218	439,100	371,000
Total obligations	$1,717,758	$883,858	$462,900	$371,000

13.3 Contractual charter and drilling revenue

Future minimum contractual charter and drilling revenue, based on vessels, rigs and drillships committed to non-cancelable, long-term time and drilling contracts as of September 30, 2013, will be $1,890,986  for the twelve months ending September 30, 2014, $1,565,270 for the twelve months ending September 30, 2015, $1,059,047 for the twelve months ending September 30, 2016, $380,161 for the twelve months ending September 30, 2017, $135,840 for the twelve months ending September 30, 2018 and $11,015  for the twelve months ending September 30, 2019 and thereafter. These amounts do not include any assumed off-hire.

13.4 Rental payments

The Company leases office space in Athens, Greece, from a third party. As of September 30, 2013, the future obligations amount to $88 for each of the twelve months ending September 30, 2014, 2015 and 2016 and $22 for the three months ending December 31, 2017. The contract expires in 2017.

In addition, Ocean Rig has operating leases mostly relating to premises, the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen. As of September 30, 2013, the future obligations amount to $1,453 for the twelve months ending September 30, 2014 and $712 for twelve months ending September 30, 2015 and $634 for the twelve months ending September 30, 2016, $242 for the twelve months ending September 30, 2017 and $228 for the twelve months ending September 30, 2018 and thereafter.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Interest and Finance Costs:

 The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2012	2013

Interest incurred on long-term debt	$149,812	$178,408
Amortization and write-off of financing fees	13,137	39,081
Amortization of convertible notes discount	28,635	32,208
Amortization of share lending agreement-note issuance costs	2,233	2,225
Commitment fees, bank charges and other financial expenses	3,605	53,800
Capitalized interest	(41,791)	(53,010)
Total	$155,631	$252,712

15. Segment information:

 The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drillships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

 The tables below present information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2012 and 2013.

 The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

 The Company measures segment performance based on net income/ (loss). Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,
	2012	2013	2012	2013	2012	2013	2012	2013
Revenues from external customers	$186,388	$138,003	$28,733	$87,867	$712,152	$834,792	$927,273	$1,060,662
Income tax expense	-	-	-	-	(32,603)	(35,099)	(32,603)	(35,099)
Net income/(loss)	$(70,564)	$(217,181)	$(4,787)	$2,839	$(58,784)	$24,576	$(134,135)	$(189,766)

	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013
Total assets	$2,020,180	$1,870,761	$579,451	$683,036	$6,278,860	$7,023,552	$8,878,491	$9,577,349

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Losses per share:

The Company calculates basic and diluted losses per share as follows:

	Nine-month period ended September 30,
	2012			2013
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips	(116,928)	-	-	(198,724)	-	-
Less: Allocation of undistributed earnings to non-vested stock	-	-	-	(13)	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(116,928)	380,152,244	$(0.31)	$(198,737)	382,708,526	$(0.52)

For the nine month periods ended September 30, 2012 and 2013 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore basic and diluted losses per share are the same.

 17. Non-controlling interests:

The following table represents the changes in DryShips non-controlling interests:

	Nine-month period ended September 30,
	2012	2013

Balance at the beginning of the period	$793,334	$1,021,559
Net income/(loss) for the period	(17,207)	8,958
Sale of subsidiary shares to non-controlling interests (Note 11)	262,245	168,502
Amortization of stock based compensation	295	917
Other comprehensive income	7,581	1,480
Balance at the end of the period	$1,046,248	$1,201,416

18. Income Taxes:

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the Company and the vessels owned by subsidiaries of the Company are registered and the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying rates, as well different deductions, credits and other tax attributes. Consequently, there is no expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19. Subsequent Events:

19.1
The deliveries of the newbuildings Ocean Rig Skyros and Ocean Rig Athena are rescheduled for January 2014 and February 2014 respectively, due to the late delivery of third party and sub-supplier equipment.

19.2
On October 4, 2013, the Company entered into a sales agreement with Evercore Group L.L.C., in connection with an at-the-market offering for up to $200 million of the Company's common shares. During October 2013, 5,891,234 common shares were issued and sold at an average share price of $3.51 per share pursuant to the at-the-market offering, resulting in net proceeds of $20.2 million, after deducting commissions.

19.3	On October 29, 2013, Ocean Rig agreed with a major oil company to extend for 60 days the expiration of the previously announced Letter of Award for our ultra deepwater drillship Ocean Rig Skyros.

19.4
On October 30, 2013, the Company signed a Firm Summary of Terms and Conditions with HSH Nordbank, as Agent, for an amendment of certain terms under the Company's $628.8 million Senior and Junior loan agreements dated March 31, 2006, as amended. Under the terms of this agreement, the lending syndicate led by HSH has agreed to apply the currently-pledged restricted cash of $55 million against the next five quarterly installments. In addition the lending syndicate has agreed to relax various financial covenants up till the end of 2014. This agreement is subject to definitive documentation which we expect to complete by the end of November 2013.

19.5	On November 4, 2013, the Ocean Rig Mylos, commenced drilling operations under the three year contract with Repsol Sinopec Brazil S.A.